# AMMOSQUARED INC

## Balance Sheet

As of December 31, 2022

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 1000 Cash on hand | 0.00 |
| 1005 Clearing Account | 0.00 |
| 1015 ICCU Checking | 0.00 |
| 1020 ICCU Savings | 0.00 |
| 1025 Longer Term Savings - Well Fargo (1336) | 5,146.11 |
| 1030 Main Checking - Wells Fargo (2801) | 54,185.75 |
| 1040 Paypal | 0.00 |
| 1045 Short Term Savings - Wells Fargo (5446) | 5,166.68 |
| 1072 Bill.com Money Out Clearing | 0.00 |
| **Total Bank Accounts** | **$64,498.54** |
| Other Current Assets | |
| 2020 Other Receivable | 17,344.66 |
| 2100 Inventory | 242,343.01 |
| 2200 Note Recv Ammosquared, LLC | 0.00 |
| 2210 Prepaid Expenses | 26,987.46 |
| 2220 Receivable - Clay Knight | 0.00 |
| 2230 Repayment | |
| 2240 Loan Repayment | 0.00 |
| **Total 2230 Repayment** | **0.00** |
| **Total Other Current Assets** | **$286,675.13** |
| **Total Current Assets** | **$351,173.67** |
| Fixed Assets | |
| 2700 Fixed Assets | |
| 2710 Furniture and Fixtures | 43,748.27 |
| 2715 Fixed Asset Computers | 10,942.27 |
| 2720 Leasehold Improvements | 13,225.00 |
| 2725 Patent/Intellectual Property | 14,200.00 |
| 2750 Accumulated Depreciation | -43,080.64 |
| **Total 2700 Fixed Assets** | **39,034.90** |
| **Total Fixed Assets** | **$39,034.90** |
| Other Assets | |
| 2760 Goodwill | 120,000.00 |
| 2770 Accumulated Amortization - Goodwill | -32,333.00 |
| 2800 Note Receivable - Dan | 0.00 |
| 2900 Security Deposits | 6,589.00 |
| **Total Other Assets** | **$94,256.00** |
| **TOTAL ASSETS** | **$484,464.57** |

# AMMOSQUARED INC

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|   Accounts Payable | |
|    3000 Accounts Payable (A/P) | 262,384.66 |
|   **Total Accounts Payable** | **$262,384.66** |
|   Credit Cards | |
|    3100 American Express Gold | 0.00 |
|    3110 AMEX Business Card (Corporate) | 37,055.11 |
|    3120 Capital One Spark | 0.00 |
|    3130 Capital One Spark Card | 0.00 |
|   **Total Credit Cards** | **$37,055.11** |
|   Other Current Liabilities | |
|    3140 Wells Fargo Line of Credit-4896 | 51.24 |
|    3150 Headway Capital (Line of Credit) | 0.00 |
|    3200 Customer Deposits | 155,281.01 |
|     3220 Customer Deposits- Maverick | -17,638.60 |
|   **Total 3200 Customer Deposits** | **137,642.41** |
|    3250 Deferred Revenue | 0.00 |
|    3300 Payroll Liabilities | 10,527.82 |
|     3300.1 Federal Taxes (941/944) | 0.00 |
|     3300.2 Federal Unemployment (940) | 150.32 |
|     3300.3 ID Income Tax | 0.00 |
|     3300.4 ID Unemployment Tax | 74.78 |
|     3300.5 TX Unemployment Tax | 0.00 |
|   **Total 3300 Payroll Liabilities** | **10,752.92** |
|    3305 Accrued Wages | 26,652.94 |
|    3307 Other Current Liabilities-401K Due | 0.00 |
|    3310 Direct Deposit Payable | 0.00 |
|    3315 Sales Tax Payable | 0.00 |
|    3350 Federal Taxes payable | 2,521.00 |
|    3355 Other Current Liabilities | 0.00 |
|    3360 State Taxes payable | 256.00 |
|    3420 Shareholder- Loan Payable | 46,921.64 |
|   **Total Other Current Liabilities** | **$224,798.15** |
|   **Total Current Liabilities** | **$524,237.92** |

|  | TOTAL |
|---|---|
| Long-Term Liabilities |  |
| 3400 American Express Loan | 0.00 |
| 3410 Accrued Interest/Loan Fee AMEX Loan | 0.00 |
| **Total 3400 American Express Loan** | **0.00** |
| 3430 PPP Loan | 0.00 |
| **Total Long-Term Liabilities** | **$0.00** |
| **Total Liabilities** | **$524,237.92** |
| Equity |  |
| 3900 Opening Balance Equity | 0.00 |
| 3910 Common Stock | 325.00 |
| 3920 Owner's Pay & Personal Expenses | 0.00 |
| 3930 Preferred Stock | 375,311.61 |
| 3950 Retained Earnings | -121,170.71 |
| Net Income | -294,239.25 |
| **Total Equity** | **$ -39,773.35** |
| **TOTAL LIABILITIES AND EQUITY** | **$484,464.57** |